

October 27, 2009

Mr. Glenn A. Kleinert
President and Chief Executive Officer
McMoRan Exploration Co.
1615 Poydras Street
New Orleans, Louisiana 70112

> **Re:** **McMoRan Exploration Co.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **Form 10-Q for the Quarterly Period Ended March 31, 2009**
> **Filed May 11, 2009**
> **Response letter dated August 11, 2009**
> **File No. 0-07791**

Dear Mr. Kleinert:

We have reviewed your filing and response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

Note 1 Summary of Significant Accounting Policies

Property, Plant and Equipment

Oil and Gas, page 55

1. In your response to prior comment three you explain that "…if management intends, instead of abandoning a well, to preserve plans for further evaluation opportunities with respect to a suspended well, but such plans, after consideration of near term economic and/or other factors, do not satisfy the capitalization criteria under SFAS 19-1, those capitalized well costs are charged to DD&A expense." With regard to activities that have been charged to DD&A expense, please provide us the following information based on the company's actual historic activity:

    a. The total number of wells and the amount charged to DD&A expense;

       b. The amount of time that elapsed from the decision to expense such cost, and the eventual further evaluation; and

       c. The results of each specific well's further evaluation

       d. Your accounting convention, if any, for previously expensed costs for wells that are later determined to have future economic benefits.

<u>Standardized Measure of Discounted Future Net Cash Flows From Proved Oil and Natural Gas Reserves (Unaudited), page 81</u>

2.   Your response to prior comment five did not address whether or not the tax deductions, tax credits and allowances applied to your standardized measure calculation relate specifically to your proved oil and gas reserves. As such, we re-issue that part of the comment.

<u>Form 10-Q for the Fiscal Quarter Ended March 31, 2009</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22</u>

3.   We note your response to our prior comment 7. The referenced disclosure indicates that the "private partner's funding commitment is $30 million." However, it does not indicate whether there is an upper limit or the potential or requirement for additional joint projects to be undertaken. As your response suggests that you do not intend to file the agreement as an exhibit at this time, please provide us with a supplemental copy of it along with the additional disclosure you propose to include, if any, in order to describe the agreement in necessary detail. We may have additional comments.

<u>Closing Comments</u>

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Mark Wojciechowski at (202) 551-3759, or in his absence, Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Norman Gholson at (202) 551-3237 or, in his absence, Timothy Levenberg, at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director